Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Three months ended		Nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
	$	$	$	$

Available earnings:
Earnings before income taxes and equity earnings	28	89	1	215
Add fixed charges:
Interest expense incurred	19	20	61	57
Amortization of debt expense and discount	1	1	3	7
Interest portion of rental expense (1)	3	2	8	6

Total earnings as defined	51	112	73	285

Fixed charges:
Interest expense incurred	19	20	61	57
Amortization of debt expense and discount	1	1	3	7
Interest portion of rental expense (1)	3	2	8	6

Total fixed charges	23	23	72	70
Ratio of earnings to fixed charges	2.2	4.9	1.0	4.1

(1)	Interest portion of rental expense is calculated based on the proportion deemed representation of the interest component (i.e 1/3 of rental expense).